September 9, 2022

Mr. Tony Watson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Christopher Carroll
Senior Vice President and Chief Accounting Officer
Interpublic Group
909 Third Avenue New York, NY 10022

www.interpublic.com
(646) 417-1255

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal year Ended December 31 2021 Filed February 22, 2022
Form 8-K Filed February 10, 2022
File No. 001-06686

Dear Mr. Watson:

By letter dated August 18, 2022, the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” "IPG," the "agency," or “we”) for the fiscal year ended December 31, 2021, filed on February 22, 2022 and the Current Report on Form 8-K, furnished on February 10, 2022. This letter sets forth our responses to these comments. For convenience, we have reproduced the comment below in italics and have provided our response immediately below.

Form 10-K for Fiscal Year Ended December 31, 2021
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. Your disclosure of "net income adjusted to reconcile to net cash provided by operating activities" on page 31 and "Credit Agreement EBITDA" on page 35 appear to be Non- GAAP measures. Please revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K with respect to these Non-GAAP measures or explain why you do not believe this is required.

In regards to the Company's use of "net income adjusted to reconcile to net cash provided by operating activities", our definition includes net income adjusted for non-cash income statement items. We believe the separate disclosure of this metric, as well as net cash provided by working capital and changes in other non-current assets and liabilities, also included as part of the reconciliation of net cash provided by operating activities, enables users of our financial statements to gain a clear and comparable understanding of our operating results, as working capital is affected by the seasonality of our business. Additionally, the changes in our accounts receivable, accounts payable, accrued liabilities and contract liabilities can be heavily affected by certain customer arrangements whereby our agencies enter into commitments to pay production and media costs on behalf of our clients; however, to the extent possible, we pay these charges after funds are received from our clients. We will revise our future filings to start our reconciliation of net cash provided by operating activities with net income as shown below.

	Years ended December 31,
Cash Flow Data	2021	2020	2019
Net income	$972.8	354.2	$673.9
Adjustments to reconcile net income to net cash provided by operating activities [1]	458.7	734.7	449.7
Net cash provided by working capital [2]	743.4	900.1	442.8
Changes in other non-current assets and liabilities	(99.3)	(141.8)	(37.2)
Net cash provided by operating activities	$2,075.6	1,847.2	$1,529.2
Net cash used in investing activities	(185.3)	(216.2)	(161.7)
Net cash used in financing activities	(1,084.2)	(346.2)	(843.0)
1 Adjustments primarily include depreciation and amortization of fixed and intangible assets, loss on early extinguishment of debt, amortization of restricted stock and other non-cash compensation, net losses on sales of businesses and provision for uncollectible receivables.
2 Reflects changes in accounts receivable, other current assets, accounts payable, accrued liabilities and contracts payable.

Additionally, we will include the statement below to disclose the reasons why we believe this presentation provides useful information to investors in accordance with Item 10(e)(1)(i) of Regulation S-K.

“The presentation of the three components of net cash provided by operating activities above reflects the manner in which management views and analyzes this information. Management believes this presentation is useful as it presents cash provided by operating activities separately from the impact of changes in working capital, which is seasonal in nature and is impacted by the timing of media buying on behalf of our clients. Additionally, we view changes in other non-current assets and liabilities separately, as these items are not impacted by the factors described below.”

In regards to the Company’s use of “Credit Agreement EBITDA” we respectfully note that in response to the Staff’s letter, dated July 9, 2020, we had revised our reconciliation of Credit Agreement EBITDA to start with “Net income available to IPG shareholders,” rather than operating income, to present the related GAAP measure in consideration of the guidance in Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations. Credit Agreement EBITDA is calculated in accordance with the contractual terms contained in the Credit Agreement, and we had also updated the reconciliation to refer to "Credit Agreement EBITDA". In future filings, we will include the below statement to disclose why we believe Credit Agreement EBITDA is meaningful to our stakeholders, in accordance with Item 10(e)(1)(i)(c) of Regulation S-K.

“We were in compliance with all of our covenants in the Credit Agreement as of [date of current form 10-K or 10-Q]. Management utilizes the amounts shown in the table below, calculated as required by the Credit Agreement, in order to assess our compliance with such covenants.”

2. We note your disclosure of operating ratios based on "net revenues" as opposed to total revenue. Please revise to remove all presentations and discussions of statement of operations line items as a percentage of revenue before billable expenses or use total revenues in the denominator instead. This would include your presentation of the measures "operating margin on net revenue" and "adjusted EBITA margin on net revenue" on page 22 and "segment EBITA margin on net revenues" on pages 29 and 30. Also, revenue before billable expenses should not be discussed in isolation, like you did in your discussion on pages 22 and 23 and elsewhere throughout MD&A. Total revenues and billable expenses should be presented or discussed, whenever revenue before billable expenses is presented or discussed. In addition, revenue before billable expenses should not be referred to as net revenue but should be retitled to better explain the measure. Furthermore, all breakouts of revenue throughout your filings, such as, but not limited to, on pages 23, 28, 29 and 30 should be done using total revenue and not revenue before billable expenses. Please make the appropriate revisions. Your disclosures in your quarterly reports on Form 10-Q and in your press releases reporting your quarterly earnings and other information furnished in your reports on Form 8-K should be similarly revised.

In response to the Staff's comment, we will relabel "net revenue" as "revenue before billable expenses" in future filings.

We respectfully advise the Staff that we believe that presenting net revenue (“revenue before billable expenses”) is important to provide users of our financial statements with a clear understanding of our operating results. Billable expenses are predominantly comprised of third-party vendor costs incurred by the Company for performance obligations where we have determined we are acting as principal, and are generally billed back to our clients without generating a margin. Billable expenses are recorded within total revenue with a corresponding offset within operating expenses. Although we have determined that we are acting as a principal as it relates to these performance obligations, the associated third-party vendors are typically chosen by clients, and, in practice, there is no credit risk associated with these costs. The results of our operations are not impacted by these pass-through costs as we do not generate profit or margin on these billable expenses and, as such, the Company’s operating expenses are closely correlated to net revenue (“revenue before billable expenses”). For this reason, net revenue (“revenue before billable expenses”), operating expenses and operating expense ratios based on net revenue (“revenue before billable expenses”) are used internally to manage the business, measure financial performance, set budgets, and pay incentives; total revenue is not used or measured in any of the Company’s internal metrics. For these reasons, we provide guidance to our investors solely based on net revenue (“revenue before billable expenses”). Therefore, management believes that for investors to understand the business through the eyes of management, net revenue (“revenue before billable expenses”) needs to be an important part of our Management’s Discussion and Analysis and Results of Operations “(MD&A”).

However, we acknowledge the Staff's comment regarding the inclusion of total revenue and billable expenses. Accordingly, in future filings we will expand our MD&A to first include a discussion of total revenue, including explanations of the drivers of any significant fluctuations in billable expenses.

With respect to the Staff's comments on the disclosure of operating expense ratios based on net revenue (“revenue before billable expenses”), we respectfully advise the Staff, based on the reasons above, we believe it is appropriate and useful to investors to include operating expense ratios excluding the impact of billable expenses in order to analyze our operating performance. As noted, operating expenses are closely correlated to net revenue (“revenue before billable expenses”) and billable expenses have little to no impact on significant operating expense categories including base salaries, benefits and tax, incentives expense, severance expense, temporary help, and occupancy expense, which are all directly related to net revenue (“revenue excluding billable expenses”). These major expense line items are driven solely by net client spend with no regard to pass through expenses. Hence, fluctuations in operating expenses as a percentage of total revenue are not indicative of the performance of our underlying businesses. Therefore, we believe it is appropriate to continue to disclose operating expense ratios based on net revenue (“revenue before billable expenses”) as opposed to total revenue.

Further, with respect to segment disclosures contained within our MD&A, segment EBITA and segment EBITA margin on net revenue (“revenue before billable expenses”) are the only measures of profit or loss the Chief Operating Decision Maker uses for purposes of making decisions about the allocation of resources to our segments and assessing segment performance. Therefore, we believe it is appropriate to continue to disclose these measures in accordance with ASC 280 “Segment Reporting.”

Form 8-K Filed February 10, 2022
Exhibit 99.1, page 11

3. Your adjustment on pages 11 and 12 to reverse the tax valuation allowance appears to result in an individually tailored income tax recognition method. Please revise your presentation to omit this adjustment or tell us why you believe it is appropriate. Refer to Questions 100.04 and 102.11 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We have considered the Staff's comment with respect to the reversal of the tax valuation allowance within the calculation of adjusted EPS. Every quarter, when calculating our adjusted results, we evaluate the exclusion of any individually significant, unusual or infrequent items, including but not limited to discrete tax-related items, to provide users of our financial statements with adjusted results that best represent our earnings from the ongoing operations of our Company.

We acknowledge that valuation allowance reversals are a normal part of GAAP under ASC 740 “Income Taxes”, and for that reason are not typically included as an adjustment to our adjusted results. However, during the fourth quarter of 2021, we had a significant valuation allowance reversal in a jurisdiction in Continental Europe. Given the magnitude of this valuation allowance reversal, and its unusual and significant impact on the provision for income taxes, we believe it was appropriate to provide our investors with an analysis of our earnings adjusted for the impact of this item on “Net Income Available to IPG Common Stockholders.” Prior to the fourth quarter of 2021, the most recent adjustment related to valuation allowance reversals was made in the fourth quarter of 2019. Further, adjustments of this nature are infrequent; of the prior 16 quarters, we have made a similar adjustment a total of three times.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (646) 417-1255.

Sincerely,

/s/ Christopher Carroll

Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer